UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________________________________
Form 6-K
_____________________________________________________________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2016
Commission File Number 001-36574

_____________________________________________________________________
VTTI Energy Partners LP
(Translation of registrant’s name into English)

25-27 Buckingham Palace Road
London, SW1W 0PP, United Kingdom
(Address of principal executive office)

_____________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

VTTI Energy Partners LP
Report on Form 6-K for the quarterly period ended March 31, 2016

THIS REPORT ON FORM 6-K SHALL BE INCORPORATED BY REFERENCE INTO OUR REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-211047), FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 29, 2016.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Statements included in this report on Form 6-K for the quarterly period ending March 31, 2016 concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, contain forward-looking statements. The disclosure and analysis set forth in this Form 6-K for the quarterly period ending March 31, 2016 includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as “forward-looking statements.” In some cases, predictive, future-tense or forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we will file with the Securities & Exchange Commission, or the SEC, other information sent to our unitholders, and other written materials.

Forward-looking statements appear in a number of places in this Form 6-K for the quarterly period ending March 31, 2016 and include statements with respect to, but are not limited to, such matters as:

•	future operating or financial results and future revenues and expenses;

•	our future financial condition and liquidity;

•	significant interruptions in the operations of our customers;

•	future supply of, and demand for, refined petroleum products and crude oil;

•	our ability to renew or extend terminaling services agreements;

•	the credit risk of our customers;

•	our ability to retain our key customers, including Vitol;

•	operational hazards and unforeseen interruptions, including interruptions from terrorist attacks, hurricanes, floods or severe storms;

•	volatility in energy prices;

•	competition from other terminals;

•	changes in trade patterns and the global flow of oil;

•	future or pending acquisitions of terminals or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	the ability of our customers to obtain access to shipping, barge facilities, third party pipelines or other transportation

•	facilities;

•	maintenance or remediation capital expenditures on our terminals;

•	environmental and regulatory conditions, including changes in such laws relating to climate change or greenhouse gases;

•	health and safety regulatory conditions, including changes in such laws;

•	costs and liabilities in managing any identified contamination at our facilities;

•	our ability to obtain financing;

•	restrictions in our Credit Facilities (as defined herein) and debt agreements, including expected compliance and effect of restrictive covenants in such facilities and debt agreements;

•	fluctuations in currencies and interest rates;

•	the adoption of derivatives legislation by Congress;

•	our ability to retain key officers and personnel;

•
the expected cost of, and our ability to comply with, governmental regulations and self-regulatory organization standards, as well as standard regulations imposed by our customers applicable to our business;

•	risks associated with our international operations;

•	compliance with the U.S. Foreign Corrupt Practices Act or the U.K. Bribery Act;

•	risks associated with VTTI’s potential business activities involving countries, entities, and individuals subject to restrictions imposed by U.S. or other governments;

•	tax liabilities associated with indirect taxes on the products we service; and

•	other factors listed from time to time in the reports and other documents that we file with the SEC.

These and other forward-looking statements are made based upon our management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks discussed in our Annual Report on Form 20-F which was filed with the SEC on April 29, 2016 (the "2015 Form 20-F"). The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements contained in this Form 6-K for the quarterly period ending March 31, 2016, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of our financial condition and results of operation for the three months ended March 31, 2016 and 2015. Unless the context otherwise requires, references in this report to “VTTI Energy Partners,” “we,” “our,” “us” and “the Partnership” or similar terms refer to VTTI Energy Partners LP, a Marshall Islands limited partnership, and its subsidiaries, including VTTI MLP B.V., a company incorporated under the laws of the Netherlands. VTTI MLP B.V., or VTTI Operating, owns, directly or indirectly, 100% of the interests in the entities that own our terminal facilities located in Amsterdam, Netherlands, Belgium, Malaysia and the United States and 90% of the interests in our terminal facilities located in Rotterdam, Netherlands and United Arab Emirates. References in this report to “VTTI” refer to VTTI B.V., a company incorporated under the laws of the Netherlands and our indirect parent. References in this report to “our general partner” refer to VTTI Energy Partners GP LLC, a Marshall Islands limited liability company and our general partner. References in this report to “VTTI Services” refer to VTTI MLP Services Ltd, a company incorporated under the laws of the United Kingdom, an indirect wholly-owned subsidiary of VTTI and the entity that employs our general partner’s executive officers. References in this report to “Vitol” refer to Vitol Holding B.V., a company incorporated in the Netherlands and its affiliates. VTTI is indirectly owned by Vitol Holding B.V., its affiliates and its investment partners in Vitol Investment Partnership Limited, "VIP". References in this report to “MISC” refer to MISC Berhad, a company incorporated in Malaysia and a 50% indirect shareholder of VTTI prior to November 9, 2015.
The following should be read in conjunction with our consolidated interim financial statements and notes thereto included elsewhere in this report, as well as the historical consolidated and combined carve-out financial statements and related notes of VTTI Energy Partners LP included in the Partnership's 2015 Form 20-F. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. Our consolidated interim financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") and are presented in U.S. Dollars.

This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below as a result of various risk factors, including those that may not be in the control of management. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section entitled “Risk Factors” included in our 2015 Form 20-F. See also “Cautionary Statement Regarding Forward-Looking Statements.”

Overview
We are a fee-based, growth-oriented publicly traded limited partnership formed in April 2014 by VTTI B.V. ("VTTI"), one of the world’s largest independent energy terminaling businesses, to own, operate, develop and acquire refined petroleum product and crude oil terminaling and related energy infrastructure assets on a global scale. Our assets as of March 31, 2016, consist of a 42.6% interest in VTTI MLP B.V. ("VTTI Operating"), which owns a portfolio of 6 terminals with 396 tanks and 35.7 million barrels of refined petroleum product and crude oil storage capacity located in Europe, the Middle East, Asia, and North America. Our network of terminal facilities represents one of the largest independent portfolios of refined petroleum product and crude oil terminaling assets in the world when measured by total storage capacity.
Our primary business objective is to generate stable and predictable cash flows that will enable us to pay quarterly cash distributions to our unitholders and to increase those distributions over time. We generate substantially all of our revenue from long-term, fee-based, take-or-pay contracts for the terminal storage and throughput of refined petroleum products and crude oil. Our contracts have a duration of generally two to four years. The counterparties to our terminal contracts are primarily major energy industry participants with strong credit profiles. We do not have direct commodity price exposure because we do not own the underlying commodities being stored at our terminals and do not engage in the trading of any commodities.
Factors Impacting the Comparability and of our Financial Results
You should consider the following facts when evaluating our historical results of operations and assessing our future prospects:

•
We consolidate VTTI Operating’s financial results. We own 42.6% of the profit shares and 51.0% of the voting shares of VTTI Operating. Because we control VTTI Operating’s assets and operations through our majority voting interest, our financial statements consolidate all of VTTI Operating’s financial results with ours in accordance with U.S. GAAP and VTTI’s 57.4% interest is reflected as a non-controlling interest.

•
The assets of VTTI Operating will change over time. Our consolidated financial statements reflect changes in the size and composition of VTTI Operating’s terminals. We expect VTTI Operating’s terminaling assets to continue to change over time.

•
Our ownership interest in VTTI Operating may change. Pursuant to an omnibus agreement with VTTI, we have the right of first offer to purchase VTTI’s remaining interest in VTTI Operating. At the time of our IPO we owned 36.0% of the economic interests in VTTI Operating; in July 2015, we purchased an additional 6.6% of the economic interests in VTTI Operating from VTTI.

•
Our historical results of operations are affected by fluctuations in currency exchange rates. A portion of our revenue is received and certain of our costs, including capital expenditures, are incurred in currencies other than the U.S. dollar. The revenues we receive and costs incurred from our operations in the Netherlands and in Belgium are denominated in Euro.

•
We incur additional general and administrative expenses as a result of being a publicly traded limited partnership. We are currently incurring and will continue to incur general and administrative expenses related to being a publicly traded limited partnership, including costs amongst others associated with regulatory compliance, annual and interim reporting to unitholders, tax return preparation, investor relations, audit fees, legal fees, incremental director and officer liability insurance costs and directors’ compensation.

•
We may enter into different financing agreements. Our Credit Facilities, $75 Million Related Party Loan (as defined herein) and Senior Unsecured Notes may not be representative of the financing agreements that will be in place in the future.

Critical Accounting Policies and Estimates
The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Certain accounting policies involve judgments and uncertainties to such an extent that there is a reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. Estimates and assumptions are evaluated on a regular basis. We base our respective estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from the estimates and assumptions used in preparation of the consolidated financial statements. The basis of preparation and significant accounting policies are discussed in Note 1 "General information" and Note 2 "Summary of Significant Accounting Policies" in our consolidated and combined carve-out financial statements appearing in our 2015 Form 20-F.

A. Operating Results
Three months ended March 31, 2016 compared to three months ended March 31, 2015
The following table and discussion is a summary of the results of operations for the three months ended March 31, 2016 and 2015:

	Three months ended March 31,
(in US$ millions)	2016	2015
Revenues:
Storage and throughput fees	70.7	65.1
Excess throughput and ancillary fees	6.8	4.2
Total revenues	77.5	69.3
Operating costs and expenses:
Operating costs	19.4	19.4
Depreciation and amortization	18.2	16.5
Selling, general and administrative	7.0	7.2
Loss on disposal of property, plant and equipment	0.2	(0.1)
Total operating costs and expenses	44.8	43.0
Total operating income	32.7	26.3
Other income (expense):
Interest expense, including related parties	(6.8)	(2.6)
Other expenses, net	(1.0)	0.1
Total other expense	(7.8)	(2.5)
Income before income tax expense	24.9	23.8
Income tax expense	(6.8)	(13.9)
Net Income	18.1	9.9

Revenues. Revenues for the three months ended March 31, 2016, increased by $8.2 million or 11.8%, compared to the three months ended March 31, 2015. This increase was primarily attributable to $1.6 million of revenues from new customers at our Amsterdam terminal at increased rates, $3.6 million of revenues related to ATB Phase 2 which was commissioned in August 2015, and $3.5 million due to higher utilization across all terminals, phasing of maintenance activities and annual rate escalations across terminals. This increase was offset by lower revenue of $0.8 million due to foreign exchange from the change in the Euro/USD rate.

Operating Costs. Operating costs for the three months ended March 31, 2016, were unchanged in total , compared to the three months ended March 31, 2015. The components of our operating costs for these periods are included in the table shown below.

	Three months ended March 31,
(in US$ millions)	2016	2015
Operating costs
Labor	9.7	9.8
Utilities	1.4	1.6
Repair and maintenance	3.5	3.1
Leases	1.1	1.0
Other costs	3.7	3.9
Total operating costs	19.4	19.4

Depreciation and amortization expenses. Depreciation and amortization expense for the three months ended March 31, 2016, increased by $1.7 million, or 10.3%, compared to the three months ended March 31, 2015. This increase was primarily attributable to commissioning of new capacity resulting in additional depreciation expense of $0.6 million at our Amsterdam terminal and $0.8 million for ATB Phase 2, which was commissioned in August 2015.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the three months ended March 31, 2016, decreased by $0.2 million, or 2.8%, compared to the three months ended March 31, 2015. This decrease was not significant.

Interest expense.Interest expense for the three months ended March 31, 2016, increased by $4.2 million, or 161.5%, compared to the three months ended March 31, 2015. This increase was primarily due to higher interest rates charged on our Senior Secured Notes entered into in December 2015 which the proceeds were used to repay a portion of the VTTI Operating Credit Facility, compared to the interest rates on the VTTI Operating Credit Facility, resulting in incremental interest expense of $2.7 million, as well as interest expense from the MLP Related Party Loan in the amount of $0.7 million due to the drawdown on the loan facility with VTTI BV in July 2015, and a decrease in capitalized interest expense of $0.8 million.

Other expenses. Total Other expenses for the three months ended March 31, 2016, increased by $1.1 million, or 1,100%, compared to the three months ended March 31, 2015. This increase in total other expenses was due to an increase in net derivative losses of $34.5 million primarily related to an unrealized loss from the mark to market adjustment on our forward foreign exchange contracts of $10.0 million in 2016 compared to a gain of $22.4 million in the prior year due to the change in the Euro/USD rates. The remaining net change in derivative losses is due to a net loss on our our interest rate derivatives of $3.3 million compared to a net loss of $1.2 million in the prior year. Additionally there was an increase in other financing expenses of $0.3 million. This was offset primarily by a decrease in total foreign exchange expense of $33.7 million, primarily due to a decrease in unrealized foreign exchange expense of $34.1 million related to the revaluation of foreign currency transactions primarily denominated in Euro and as a result of the change in the Euro/USD rates in 2016 compared to 2015.

Income tax expense. Income taxes for the three months ended March 31, 2016, decreased by $7.1 million, or 51.1%, compared to the three months ended March 31, 2015. The decrease in deferred tax expense is primarily due to a decrease in foreign exchange and functional currency differences in taxation of $8.9 million primarily related to our Netherlands tax fiscal unity and the impact of the change in the Euro/USD rates on US Dollar denominated balances within the tax fiscal unity, which has a tax functional currency of the Euro. This was offset by an increase in other permanent differences and non-deductible items of $1.7 million.

Liquidity and capital resources
Liquidity
The Partnership operates in a capital intensive industry and our principal liquidity requirements are to finance current operations, fund capital expenditures, including acquisitions from time to time, service our debt, maintain cash reserves against fluctuations in operating cash flows and pay distributions. Our sources of liquidity include cash generated by our operations, borrowings under VTTI Operating’s revolving credit facility and issuances of equity and debt securities. We believe that cash generated from these sources will be sufficient to meet our short-term working capital requirements and long-term capital expenditure requirements. See “—Cash flows" and "—Capital Expenditures” for a further discussion of the impact on liquidity from capital expenditures. The longer term sources of funds are expected to be a combination of borrowings and debt financing, equity financing and cash generated from operations. Because the Partnership distributes all of its available cash, the Partnership expects that it will rely on financing from related parties and external financing sources, including the issuance of debt, bank borrowings or issuance of equity securities, to fund acquisitions and growth capital expenditures.
Our cash and cash equivalents are primarily held in US dollars and Euros. Our terminals based in Europe generate revenues in Euros and we incur expenses, including capital expenditures, in Euros which offset a portion of our currency exposure. For the remaining Euro currency exposure we enter into foreign currency forward contracts to manage the variability of our net Euro denominated cash flows against the US Dollar. As of March 31, 2016 our current forward foreign exchange rate contracts had termination dates from June 2016 through December 2020.
As of March 31, 2016 the Partnership’s cash and cash equivalents were $39.3 million, compared to $55.9 million as of December 31, 2015. As of March 31, 2016, our cash and cash equivalents were located in the following countries: $13.8 million Netherlands, $10.8 million Malaysia, $7.4 million United Arab Emirates, $4.9 million Belgium, $1.7 million United States, and $0.7 million United Kingdom. The Partnership's subsidiaries are not currently subject to material restrictions on repatriation of these cash balances.

We intend to pay a minimum quarterly distribution of $0.2625 per common unit and subordinated unit per quarter, which equates to $10.8 million per quarter, or $43.2 million per year, based on the number of outstanding common, subordinated and general partner units, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We do not have a legal obligation to pay this distribution.
Our Credit Facilities and Debt Arrangements
VTTI Operating Revolving Credit Facility
Prior to our IPO in August 2014, VTTI Operating entered into a new €500 million revolving credit facility with a termination date of July 31, 2018 (the “VTTI Operating Revolving Credit Facility”) with the ability to borrow up to a maximum of 50% of the facility in US dollars. In February 2015 the US dollars maximum borrowing limit was increased to 60%. Additionally, in March 2015, we increased the amount available under the facility by €80 million in accordance with the terms of the facility to a total of €580 million. Borrowings under the facility in Euros incur interest at three month Euribor plus a margin (as defined in the facility) and borrowings in US dollars incur interest at three month Libor plus a margin (as defined in the facility). The proceeds from the facility were used to repay existing indebtedness, which included repayment of historical intercompany loans from VTTI. The unused portion of the facility is subject to an annual commitment fee of 35% of the interest margin. In December 2015, we repaid a portion of this facility in the amount of $435.4 million which consisted of €180 million and $245 million, with the proceeds from the issuance of the Senior Unsecured Notes (discussed further below). After the repayment, the total amount of the facility was €359 million. In January 2016, we decreased the amount available to be borrowed under the existing terms of the VTTI Operating Revolving Credit Facility by €59 million to €300 million based on our future anticipated funding needs.
As of March 31, 2016, $106.2 million was drawn on the VTTI Operating Revolving Credit Facility. The amounts outstanding as of March 31, 2016, include €45 million of Euro borrowings and $55 million of US Dollar borrowings.
The VTTI Operating Revolving Credit Facility contains covenants and conditions that, among other things, limit VTTI Operating’s ability to make cash distributions, incur indebtedness, create certain liens or security over its assets, make investments and enter into a merger or sale of substantially all of its assets and customary events of default under the VTTI Operating Revolving Credit Facility for a facility of this type. Financial covenants include a debt cover ratio maximum of 3.5 and an interest coverage ratio minimum of 4.0. As of March 31, 2016, we were in compliance with our covenants under this facility.
ATB Phase 2 Facility
In July 2014, VTTI granted to ATB a $95 million loan facility. ATB periodically draws on this facility to pay for costs and expenses related to the construction of ATB Phase 2. The total amount outstanding as of March 31, 2016 and December 31, 2015 was $72.0 million, and $75.2 million, respectively and incurs interest at a rate of LIBOR plus a margin of 3.5%. VTTI additionally agreed to indemnify ATB from all claims and losses incurred by ATB in connection with the construction of ATB Phase 2. In consideration for VTTI’s obligations under the ATB Phase 2 Facility, ATB agreed to remit to VTTI all revenue received from ATB Phase 2 in excess of the costs ATB incurs to operate ATB Phase 2. Such excess revenue will initially repay the outstanding amounts drawn on the ATB Phase 2 Facility and, upon repayment of the amounts outstanding under the facility in full, will be remitted to VTTI without restriction. ATB’s repayment obligations commenced when ATB Phase 2 became operational in August 2015.
MLP Loan Agreement
In July 2014, VTTI granted to the Partnership a loan facility of $75 million. The loan drawn on this facility may be used for general corporate and working capital purposes including financing of dropdown acquisitions from VTTI. The loan facility incurs interest on the aggregate outstanding balance of the loan at LIBOR plus a margin of 3.5% per annum and the final maturity date of the loan facility is December 31, 2020. On July 1, 2015, we borrowed $75 million under this loan facility. The proceeds of this loan were used for the purchase of an additional 6.6% economic interest in VTTI Operating. The total amount outstanding as of March 31, 2016 and December 31, 2015 was $75.0 million.
Senior Unsecured Notes
On December 15, 2015, VTTI Operating, issued the following Senior Unsecured Notes, (collectively, "the Senior Unsecured Notes"):

•	$75 million 4.53% Series A Senior Unsecured Notes due December 15, 2022;

•	$72 million 4.87% Series B Senior Unsecured Notes due December 15, 2025;

•	$98 million 4.97% Series C Senior Unsecured Notes due December 15, 2027;

•	€50 million 2.5% Series D Senior Unsecured Notes due December 15, 2022; and

•	€130 million 2.86% Series E Senior Unsecured Notes due December 15, 2025.
The principal amounts of the Senior Unsecured Notes are due in full at maturity and interest is due semiannually on June 15th and December 15th. As of March 31, 2016 and December 31, 2015, $449.9 million and $441.0 million was outstanding, respectively. The Senior Unsecured Notes contain covenants and conditions that, among other things, limit VTTI Operating’s ability to make cash distributions, incur indebtedness, create certain liens or security over its assets, make investments and enter into a merger or sale of substantially all of its assets and customary events of default. Financial covenants include a debt cover ratio maximum of 3.5 and an interest coverage ratio minimum of 4.0. As of March 31, 2016 we were in compliance with our covenants for these Senior Unsecured Notes.

Cash Flows

Three months ended March 31, 2016 compared to three months ended March 31, 2015
Net cash provided by/used in operating activities, investing activities and financing activities for the three months ended March 31, 2016 and 2015 were as follows:

Net Cash Provided by Operating Activities. Net cash provided by operating activities for the three months ended March 31, 2016 decreased by $9.4 million, or 25.4% compared to the three months ended March 31, 2015. This decrease was primarily attributable to an increase in outflows of cash from changes in net working capital of $20.2 million compared to $3.2 million in the prior year primarily related to changes in liabilities. This decrease was offset by an increase in net income of $8.2 million.

Net Cash Used in Investing Activities. Net cash used in investing activities for the three months ended March 31, 2016 was $8.9 million compared to $19.8 million for the three months ended March 31, 2015, which primarily consisted of capital expenditures across our terminals which is discussed further below.

Net Cash Used by Financing Activities. Net cash used by financing activities for the three months ended March 31, 2016 was $37.3 million compared to $26.7 million for the three months ended March 31, 2015, which consisted primarily of $22.7 million of dividends to non-controlling interests and $12.4 million of distributions to our unitholders.
Capital Expenditures
The terminaling business is capital-intensive, requiring significant investment for the maintenance of existing assets and the acquisition or development of new systems and facilities. We categorize our capital expenditures as:

•
maintenance capital expenditures, which are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain and extend our long-term operating capacity or operating income; or

•
expansion capital expenditures, which are cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating capacity or operating income over the long term.

For the three months ended March 31, 2016 and 2015, our cash capital expenditures were $8.9 million and $19.8 million, respectively. Our capital spending program is focused on expanding our existing terminals where sufficient demand exists for our services and maintaining our facilities. Capital expenditure plans are generally evaluated based on regulatory requirements, return on investment and estimated incremental cash flow. We develop annual capital spending plans based on historical trends for maintenance capital, plus identified projects for expansion, technology and revenue-generating capital. In addition to the annually recurring capital expenditures, potential acquisition opportunities are evaluated based on their anticipated return on invested capital, accretive impact to operating results, and strategic fit.
Our cash capital expenditures for the three months ended March 31, 2016 and 2015, were as follows:

	Three months ended March 31,
(in US$ millions)	2016	2015
Maintenance capital expenditures	3.7	4.7
Expansion capital expenditures	5.2	15.1
Total	8.9	19.8
Three months ended March 31, 2016
The $3.7 million of maintenance capital expenditures for the quarter ended March 31, 2016 was related to regular capital maintenance across our portfolio of terminals.
The $5.2 million of expansion capital expenditures for the three months ended March 31, 2016, million was primarily related to a revamp of certain existing tanks and an expansion project at our Amsterdam terminal.
Three months ended March 31, 2015
The $4.7 million of maintenance capital expenditures for the three months ended March 31, 2015 was related to regular capital maintenance across our portfolio of terminals.
The $15.1 million of expansion capital expenditures for the three months ended March 31, 2015, was primarily related to revamp and expansion projects at our Amsterdam terminal of $11.4 million and $3.1 million of expenditures related to the construction of ATB Phase 2.

Off-balance Sheet Arrangements

At March 31, 2016, we did not have any off-balance sheet arrangements.
Tabular disclosure of contractual obligations
As of March 31, 2016 we had the following contractual obligations:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in US$ millions)
Debt obligations—non-affiliates	556.1	—	106.2	—	449.9
Debt obligations—affiliates (1)(2)	147.0	6.8	20.6	92.8	26.8
Operating lease obligations	150.4	15.3	22.2	22.8	90.1
Capital commitments	13.7	13.3	0.3	0.1	—
Pension obligations	10.1	1.1	3.4	0.7	4.9
Environmental obligations	20.6	1.4	4.5	1.5	13.2
Total	897.9	37.9	157.2	117.9	584.9

(1)
Included in this amount is $72.0 million related to a shareholder loan with VTTI for the construction of ATB Phase 2. Payment amounts in the table above exclude interest, which accrues at LIBOR plus 3.5%.

(2)
Included in this amount is $75.0 million related to a shareholder loan with VTTI for the acquisition of an additional 6.6% interest in VTTI Operating. Payment amounts in the table above exclude interest, which accrues at LIBOR plus 3.5%.

Quantitative and Qualitative Disclosure about Market Risk

We are exposed to various market risks, including interest rate, foreign currency exchange and concentration of credit risks. Historically, we have from time to time entered into certain derivative instruments and contracts to maintain the desired level of exposure arising from such risks. Our policy is to economically hedge our exposure to risks, where possible, within boundaries deemed appropriate by management. We do not take title to the refined petroleum products and crude oil that we handle and store and therefore do not have direct exposure to commodity risk.

Interest Rate Risks
We are subject to market risks relating to changes in interest rates because our indirect subsidiary, VTTI Operating, has floating rate debt outstanding. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. From time to time, we have used interest rate swaps to reduce our exposure to interest rate risks. Interest rate swaps are used to convert all or a portion of our floating rate debt obligations based on LIBOR or EURIBOR to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. The principal objective of these contracts is to minimize the risks and costs associated with our floating rate debt and is not for speculative or trading purposes. We expect to continue to use interest rate swaps in the future as we deem appropriate to manage our exposure to interest rate risk.

As of March 31, 2016 and December 31, 2015, we were party to interest rate swap contracts with a combined net notional debt amount in US dollars of $93.1 million and $431.6 million, respectively. Under the terms of the interest rate swaps, we receive LIBOR or EURIBOR based variable interest rate payments and make fixed interest rate payments at fixed rates between 0.67% per annum and 1.88% per annum. These agreements have maturity dates in July 2018. The Partnership also entered into additional interest rate swaps whereby the Partnership has swapped variable rate payments at LIBOR or EURIBOR to receive a fixed rate of interest at rates between 0.049% and 0.752%.

As of March 31, 2016, our net exposure to floating interest rate fluctuations on our outstanding debt was $159.8 million compared to a net exposure to floating interest rate fluctuations of $0.0 million as of December 31, 2015. A 1% change in short-term interest rates would result in an increase or decrease to our interest expense of $1.6 million on an annual basis as of March 31, 2016.

Our interest rate swap agreements do not qualify for hedge accounting and therefore the change in fair value of these interest rate swap agreements are reflected as a gain or loss in our consolidated of statement operations. As of March 31, 2016 and December 31, 2015, we have an unrealized derivative liability of $13.4 million and $10.9 million, respectively.

For additional disclosure regarding our interest rate derivatives, see Note 14 of the consolidated financial statements included elsewhere in this report.

Foreign Currency Fluctuation Risks

We are exposed to fluctuations in foreign exchange rates with respect to our terminals in Europe which receive their revenue and incur operating costs, including capital expenditures, in Euro. Although we are currently offsetting a portion of our Euro revenues with our operating costs denominated in Euro, if, in the future, we are required to receive a greater portion of our revenues in Euro, we may be unable to offset such revenue with operating expenses owed in Euro and, as a result, may incur substantial foreign exchange losses. We also have operating expenses in other currencies, such as the Malaysian Ringgit and the UAE dirham.

The Partnership enters into forward foreign exchange contracts to manage its exposure to exchange rate fluctuations and provide a level of certainty on its estimated net Euro cash flows in US Dollars. As of March 31, 2016, we were party to forward foreign exchange contracts with a combined notional amount of €174.5 million with various maturity dates between June 2016 and December 2020 and a weighted average US Dollar receiving rate of 1.3174. As of December 31, 2015 we were party to forward foreign exchange contracts with a combined notional amount of €154.6 million with various maturity dates between March 2016 and June 2019 and a weighted average US Dollar receiving rate of 1.3454. Our forward foreign exchange contracts do not qualify for hedge accounting and therefore the change in fair value is reflected as a gain or loss in our consolidated statement of operations. As of March 31, 2016 and December 31, 2015, we had a forward foreign exchange rate derivative asset of $23.8 million and $33.9 million, respectively. A 10% increase or decrease in the March 31, 2016 foreign exchange rate between the Euro and the US dollar would result in an increase or decrease of $19.9 million based on our existing forward exchange contracts.

For additional disclosure regarding our foreign exchange derivatives, see Note 14 of the consolidated financial statements included elsewhere in this report.

Additionally we have foreign currency exchange translation risk arising from the translation of intercompany loans and external debt obligations which are not denominated in US dollars. We also have foreign currency translation risk arising from our subsidiaries whose functional currency is not the US Dollar. The translation of these assets and liabilities may result in substantial foreign exchange gains or losses which may be unrealized or realized in our consolidated statement of operations or recognized as a separate component in our consolidated statement of changes in partners' capital.

Concentration of Credit Risk

A significant percentage of our revenue is attributable to a relatively limited number of customers, including Vitol. Our top five customers accounted for 89% and 94% of our revenue for the three months ended March 31, 2016 and 2015, respectively, including Vitol, which accounted for 70% and 78% of our revenue for the three months ended March 31, 2016 and 2015, respectively.

We regularly perform credit evaluations of our customers and generally do not require collateral in our business agreements. We negotiate the fees for our services at the outset of our fee-based agreements and under certain contracts, the fees are generally due in advance on the first of the month.

INDEX TO FINANCIAL STATEMENTS OF VTTI ENERGY PARTNERS LP

Page
Unaudited Condensed Consolidated Statement of Operations	13
for the three months ended March 31, 2016 and 2015
Unaudited Condensed Consolidated Statement of Comprehensive Income	14
for the three months ended March 31, 2016 and 2015
Unaudited Condensed Consolidated Balance Sheets	15
as of March 31, 2016 and December 31, 2015
Unaudited Condensed Consolidated Statement of Cash Flows	16
for the three months ended March 31, 2016 and 2015
Unaudited Condensed Consolidated Statement of Changes in Partners' Capital	17
for the three months ended March 31, 2016 and 2015
Notes to the Unaudited Condensed Consolidated Financial Statements	18

VTTI ENERGY PARTNERS LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
THREE MONTHS ENDED MARCH 31, 2016 AND 2015
(in US$ millions, except per unit data)

		Three months ended March 31,
	Notes	2016	2015
Revenues, third parties		22.9	15.1
Revenues, affiliates	3,4	54.6	54.2
Total revenues	17	77.5	69.3
Operating costs and expenses:
Operating costs		19.4	19.4
Depreciation and amortization	7,8	18.2	16.5
Selling, general and administrative		7.0	7.2
Loss/(gain) on disposal of property, plant and equipment		0.2	(0.1)
Total operating expenses		44.8	43.0
Total operating income		32.7	26.3
Other (expense)/income:
Interest expense, including related party		(6.8)	(2.6)
Other finance expense		(1.0)	(0.7)
Gain/(loss) on foreign currency transactions		10.9	(22.8)
(Loss)/gain on derivative financial instruments	14	(10.9)	23.6
Total other expense		(7.8)	(2.5)
Income before income tax expense		24.9	23.8
Income tax expense	12	(6.8)	(13.9)
Net income		18.1	9.9
Non-controlling interest		(12.2)	(7.5)
Net income attributable to VTTI Energy Partners LP Owners		5.9	2.4
Earnings per unit	18
Common unit		$0.1437	$0.0584
Subordinated unit		$0.1437	$0.0584
General partner unit		$0.1437	$0.0584

See accompanying notes that are an integral part of these Consolidated Financial Statements

VTTI ENERGY PARTNERS LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
THREE MONTHS ENDED MARCH 31, 2016 and 2015
(in US$ millions)

	Three months ended March 31,
	2016	2015
Net income	18.1	9.9
Other comprehensive income (loss):
Postretirement benefit plan adjustment, net of tax	0.2	—
Exchange rate translation difference, net of tax	7.0	(18.0)
Total other comprehensive income (loss)	7.2	(18.0)
Total comprehensive income (loss)	25.3	(8.1)
Comprehensive income (loss) attributable to:
Non-controlling interest	16.8	(5.1)
VTTI Energy Partners LP owners	8.6	(3.0)
Total comprehensive income (loss)	25.4	(8.1)

See accompanying notes that are an integral part of these Consolidated Financial Statements

VTTI ENERGY PARTNERS LP
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2016 AND DECEMBER 31, 2015
(in US$ millions)

	Notes	As of March 31, 2016	As of December 31, 2015
ASSETS
Current assets
Cash and cash equivalents		39.3	55.9
Restricted cash		1.9	3.0
Trade accounts receivable	6	5.2	4.7
Affiliates	4	16.6	16.4
Other receivables and current assets	6	14.2	12.7
Prepaid expenses	6	2.5	1.2
Derivative assets	14	7.5	11.0
Total current assets		87.2	104.9
Non-current assets
Long-term receivables		1.1	1.0
Long-term prepaid expenses	6	21.4	21.7
Deferred tax assets	12	26.9	28.3
Property, plant and equipment	7	1,244.4	1,227.2
Intangible assets, net	8	36.6	35.2
Goodwill	9	113.9	110.2
Derivative assets	14	16.3	22.9
Total non-current assets		1,460.6	1,446.5
Total assets		1,547.8	1,551.4
LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable		17.8	19.7
Affiliates	4	6.3	10.2
Current installments of long-term debt, affiliates	10	6.8	8.9
Derivative liabilities	14	4.8	5.1
Other liabilities and accrued expenses	15	27.2	33.3
Total current liabilities		62.9	77.2
Non-current liabilities
Long-term debt	10	552.9	541.6
Derivative liabilities	14	8.6	5.8
Long-term debt, affiliates	10	140.2	141.3
Postretirement benefit and post-employment obligation		10.1	9.6
Environmental provisions	11	20.6	19.8
Deferred tax liabilities	12	71.8	65.8
Other long-term liabilities		16.3	16.2
Total non-current liabilities		820.5	800.1
Total liabilities		883.4	877.3
Commitments and Contingencies	16
Equity
Partners’ capital
Common unitholders 20,125,000 units issued and outstanding at March 31, 2016 and December 31,2015		112.7	115.9
Subordinated unitholders 20,125,000 units issued and outstanding at March 31, 2016 and December 31,2015		112.7	115.9
General partner unitholders 821,429 units issued and outstanding at March 31, 2016 and December 31,2015		4.5	4.6
Total partners’ capital		229.9	236.4
Accumulated other comprehensive loss		(8.1)	(10.8)
Total equity before non-controlling interests		221.8	225.6
Non-controlling interests		442.6	448.5
Total equity		664.4	674.1
Total liabilities and equity		1,547.8	1,551.4

See accompanying notes that are an integral part of these Consolidated Financial Statements

VTTI ENERGY PARTNERS LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015
(in US$ millions)

	Three months ended March 31,
	2016	2015
Cash flows provided by operating activities:
Net income	18.1	9.9
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	18.2	16.5
Loss on disposal and write-off of property, plant & equipment	0.3	—
Deferred income tax expense	6.8	13.9
Unrealized (gain)/loss on foreign currency transactions	(9.1)	22.7
Unrealized loss/(gain) on derivative instruments	12.6	(22.8)
Non-cash straight-line revenues	0.9	—
Changes in operating assets and liabilities	(20.2)	(3.2)
Net cash provided by operating activities	27.6	37.0
Cash flows from investing activities
Capital expenditures	(8.9)	(19.8)
Net cash used in investing activities	(8.9)	(19.8)
Cash flows from financing activities
Proceeds from long-term debt with affiliates	—	11.0
Repayment of long-term debt to affiliates	(1.1)	—
Restricted cash	1.1	(2.5)
Debt issue costs paid	(2.2)	—
Distributions paid to unitholders	(12.4)	(10.8)
Dividends paid to non-controlling interests	(22.7)	(24.4)
Net cash used in financing activities	(37.3)	(26.7)
Effect of exchange rate changes on cash	1.9	(1.3)
Net decrease in cash and cash equivalents	(16.7)	(10.8)
Cash and cash equivalents at beginning of the reporting period	56.0	36.3
Cash and cash equivalents at end of the reporting period	39.3	25.5

See accompanying notes that are an integral part of these Consolidated Financial Statements

VTTI ENERGY PARTNERS LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
THREE MONTHS ENDED MARCH 31, 2016 and 2015
(in US$ millions)

(in US$ millions)	Common units	Subordinated units	General partner	Accumulated other comprehensive loss	Total before non-controlling interest	Non-controlling interest	Total partners' capital
Balance at December 31, 2014	140.3	140.3	5.6	(6.0)	280.2	546.9	827.1
Net income	1.2	1.2	—	—	2.4	7.5	9.9
Other comprehensive loss	—	—	—	(5.4)	(5.4)	(12.6)	(18.0)
Cash distributions	(5.3)	(5.3)	(0.2)	—	(10.8)	(24.4)	(35.2)
Balance at March 31, 2015	136.2	136.2	5.4	(11.4)	266.4	517.4	783.8

(in US$ millions)	Common units	Subordinated units	General partner	Accumulated other comprehensive loss	Total before non-controlling interest	Non-controlling interest	Total partners' capital
Balance at December 31, 2015	115.9	115.9	4.6	(10.8)	225.6	448.5	674.1
Net income	2.9	2.9	0.1	—	5.9	12.2	18.1
Other comprehensive income	—	—	—	2.7	2.7	4.6	7.3
Cash distributions	(6.1)	(6.1)	(0.2)	—	(12.4)	(22.7)	(35.1)
Balance at March 31, 2016	112.7	112.7	4.5	(8.1)	221.8	442.6	664.4

See accompanying notes that are an integral part of these Consolidated Financial Statements

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - General information

1. Overview
VTTI Energy Partners LP (the “Partnership”) is a limited partnership formed under the laws of the Republic of the Marshall Islands on Apr 11, 2014 by VTTI B.V. (“VTTI”), to own, operate, develop and acquire refined petroleum product and crude oil terminaling and related energy infrastructure assets on a global scale.

The assets of the Partnership as of March 31, 2016, consist of a 42.6% indirect interest in VTTI MLP B.V., a Netherlands limited liability company (“VTTI Operating”), which owns a portfolio of 6 terminals including, a 100% economic interest of the terminals located in Amsterdam, The Netherlands, Antwerp, Belgium, Johore, Malaysia and Seaport Canaveral, USA and a 90.0% economic interest of the terminals located in Rotterdam, The Netherlands and Fujariah, UAE. The remaining 57.4% economic interest in VTTI Operating is owned by VTTI, a privately held limited liability company in The Netherlands. VTTI is indirectly owned by Vitol, its affiliates and its investment partners in Vitol Investment Partnership (VIP).

On August 6, 2014 the Partnership completed its Initial Public Offering (the “IPO”) at the New York Stock Exchange (NYSE). In conjunction with IPO, the following formation transactions were consummated:

•	The Partnership incorporated a 100% subsidiary VTTI MLP Holdings Ltd (“MLP Holdings”), under the laws of the United Kingdom, to acquire through MLP Holdings, a 36% economic interest in VTTI Operating;

•
VTTI conveyed its equity interests in VTTI Nederland B.V., VTTI Americas B.V., VTTI SE Asia B.V., Eurotank Belgium B.V. and Fosco Holding Ltd. (collectively, the “Holding Companies”), which own 100% equity interests in ATPC Terminal N.V., ATT Tanjung Bin Sdn. Bhd., ETT Jetty Operations B.V., ETT Pipeline Operations B.V., Eurotank Amsterdam B.V., Seaport Canaveral Corp. and 90% equity interests in Euro Tank Terminal B.V. and VTTI Fujairah Terminals Ltd (collectively, the “Operating Companies”) to VTTI Operating;

•
VTTI conveyed to VTTI MLP Partners BV all of the equity interests in VTTI Operating, including shares that represent an economic interest in VTTI Operating (“profit shares”) and shares with voting rights (“voting shares”);

•	VTTI MLP Partners BV conveyed 0.72% of its profit shares in VTTI Operating to VTTI Energy Partners GP LLC ("General Partner");

•	VTTI MLP partners BV conveyed 35.28% of its profit shares and 51% of its voting shares in VTTI Operating to the Partnership in exchange for 20,125,000 common units and 20,125,000 subordinated units;

•	The General Partner conveyed its profit shares in VTTI Operating to the Partnership in exchange for maintaining its 2% general partner interest in the Partnership;

•	The Partnership conveyed all of its voting and profit shares (constituting a 36% economic interest and a 51% voting interest) in VTTI Operating to VTTI Holdings;

•
The Partnership issued to our general partner the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 48%, of the cash we distribute in excess of our minimum quarterly distribution of $0.2625 per unit per quarter;

•
VTTI MLP Partners BV offered 20,125,000 common units (including the underwriters option) representing a 49% limited partner interest in us to the public for $21.00 per unit in which all of the proceeds were retained by VTTI MLP Partners B.V. Expenses related to the offering were borne by VTTI MLP Partners BV;

•
We entered into agreements with our general partner and certain of its affiliates, pursuant to which they agreed to, among other things, provide us administrative services, indemnify us for certain liabilities and grant us a right of first offer to acquire the assets from VTTI which include the remaining 64% of the interest in VTTI Operating as well as other terminals that that are owned by VTTI.

On July 1, 2015, MLP Holdings acquired an additional 6.6% economic interest in VTTI Operating from VTTI.

The following table lists the Partnership's significant subsidiaries and their purpose as of March 31, 2016:

Name	Jurisdiction of Formation	Purpose
VTTI MLP Holdings Ltd.	United Kingdom	Holding company of VTTI Operating
VTTI MLP BV ("VTTI Operating")	The Netherlands	Holding company
Eurotank Belgium B.V.	The Netherlands	Holding company of ATPC
ATPC Terminal N.V. (“ATPC”)	Belgium	Terminal in Antwerp
VTTI Nederland B.V.	The Netherlands	Holding company of the Netherlands Terminals
Euro Tank Terminal B.V. (“ETT”)	The Netherlands	Terminal in Rotterdam
Eurotank Amsterdam B.V. (“ETA”)	The Netherlands	Terminal in Amsterdam
ETT Jetty Operations B.V.	The Netherlands	Jetty operations at ETT
ETT Pipeline Operations B.V.	The Netherlands	Pipeline operations at ETT
VTTI Americas B.V.	The Netherlands	Holding company of SC
Seaport Canaveral Corp. (“SC”)	USA	Terminal in Canaveral, Florida
Fosco Holding Ltd	Bermuda	Holding company of Fujairah
VTTI Fujairah Terminals Ltd (“FTL”)	United Arab Emirates	Terminal in Fujairah
VTTI SE Asia B.V.	The Netherlands	Holding company of ATB
ATT Tanjung Bin Sdn. Bhd (“ATB”)	Malaysia	Terminal in Johore

The entities listed above are wholly owned by VTTI Operating, with the exception of Euro Tank Terminal B.V. and VTTI Fujairah Terminals Ltd. In these two entities, VTTI Operating owns 90% of the economic interest.

As used herein, and unless otherwise required by the context, the terms “Partnership”, “we”, “Group”, “our”, “us” and words of similar import refer to VTTI Energy Partners LP and its consolidated companies. The use herein of such terms as group, organization, we, us, ours and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

Note 2 - Basis of presentation, significant accounting policies and recent accounting pronouncements
Basis of presentation
The unaudited consolidated condensed interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The amounts are presented in US Dollars (USD) rounded to the nearest million, unless otherwise noted.

The unaudited interim condensed consolidated financial statements do not include all of the disclosures required in complete annual financial statements. These consolidated condensed interim financial statements should be read in conjunction with our annual consolidated financial statements as of December 31, 2015 filed on Form 20-F. The year-end condensed balance sheet data was derived from our audited 2015 annual financial statements, but does not include all disclosures required by US GAAP. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair statement have been included.

Preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant accounting policies
The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of our annual audited consolidated financial statements for the year ended 2015 unless otherwise included in these unaudited interim consolidated condensed financial statements as separate disclosures.
Recently Issued Accounting Standards
Adoption of New Accounting Standards
ASU 2014-12
In June 2014 the FASB issued ASU No. 2014-12 Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. ASU 2014-12 requires a reporting entity to treat a performance target that affects vesting and that could be achieved after the requisite service period as a performance condition. A reporting entity should apply FASB ASC Topic 718, Compensation—Stock Compensation to awards with performance conditions that affect vesting. ASU 2014-12 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. Adoption of ASU No. 2014-12 did not have a material impact on the financial position or the results of operations.
ASU 2015-06

In April 2015, the FASB issued ASU 2015-06, Effects on Historical Earnings per Unit of Master Limited Partnership Dropdown Transactions. Master limited partnerships (MLPs) apply the two-class method to calculate earnings per unit (EPU) because the general partner, limited partners, and incentive distribution rights holders each participate differently in the distribution of available cash. When a general partner transfers (or “drops down”) net assets to a master limited partnership and that transaction is accounted for as a transaction between entities under common control, the statements of operations of the master limited partnership are adjusted retrospectively to reflect the dropdown transaction as if it occurred on the earliest date during which the entities were under common control. The amendments in ASU 2015-06 specify that for purposes of calculating historical EPU under the two-class method, the earnings (losses) of a transferred business before the date of a dropdown transaction should be allocated entirely to the general partner interest, and previously reported EPU of the limited partners would not change as a result of a dropdown transaction. Qualitative disclosures about how the rights to the earnings (losses) differ before and after the dropdown transaction occurs also are required. This update is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The adoption of this guidance did not have an impact but will impact the calculation of EPU in periods during which a dropdown transaction of net assets occurs.

New Accounting Standards Not Yet Adopted
ASU 2014-9
In May 2014, the FASB issued ASU No. 2014-9, Revenue from Contracts with Customers. The ASU provides a five-step analysis of transactions to determine when and how revenue is recognized. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date by one year to annual reporting periods beginning after December 15, 2017. The FASB has permitted early adoption beginning after December 15, 2016. The impact of the provisions of ASU No. 2014-9 is currently being assessed by the Partnership.
ASU 2016-01

In January 2016, the FASB issued ASU 2016-01, Financial Instruments - Overall (Subtopic 825-10). This update is intended to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. The amendments in the update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This update is effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within those fiscal years. The Partnership is evaluating the impact of this guidance.
ASU 2016-02

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This update introduces a new lease model that requires the recognition of lease assets and lease liabilities on the balance sheet and the disclosure of key information about leasing arrangements. This update is effective for financial statements issued for annual periods beginning after December 15, 2018, and interim periods within those fiscal years. The Partnership is evaluating the impact of this guidance.

ASU 2016-09

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718), Improvements to Employee Share Based Payment Accounting. This update changes how entities recognize the tax effects of awards in the income statement when the awards vest or are settled as well as revising guidance on employers' accounting for an employee's use of shares to satisfy the employer's statutory income tax withholding obligation and for forfeitures. This update is effective for financial statements issued for annual periods beginning after December 15, 2016 and for interim periods within those fiscal years. Early adoption is is permitted in any annual or interim period for which financial statements have not been issued or made available for issuance, but all guidance must be adopted in the same period. If an entity adopts the guidance in an interim period, any adjustments must be reflected as of the beginning of the fiscal year that includes that interim period. The Partnership is evaluating the impact of this guidance.

Note 3 - Significant risks and uncertainties including business and credit concentrations
Business Risks
The Partnership operates in a single segment consisting of fee-based energy storage and terminaling services, typically under long-term contracts. These services are for a broad mix of customers, including energy trading companies, major integrated oil companies, national oil companies, distributors and chemical and petrochemical companies.
We believe key factors that influence our business are (i) the long-term demand for and supply of refined petroleum products and crude oil, (ii) the demand for terminaling services, (iii) the needs of our customers together with the competitiveness of our service offerings with respect to terminal location, flexibility of infrastructure, quality of service, price and safety and (iv) our ability and the ability of our competitors to capitalize on changing market dynamics and opportunities for acquisitions, organic development, greenfield construction and optimization of existing assets.
The Partnership mitigates the impact of each of these key factors by typically entering into long-term agreements with customers that have significant terminaling services fee components.
The following table presents revenues and percentage of consolidated revenues for any customers that accounted for more than 10% of the Partnership's consolidated revenues during the three months ended March 31, 2016 and 2015.

	Three months ended March 31,
	2016	2015
Revenue - Vitol Group (in US$ millions)	54.6	54.2
Percentage of total revenue - Vitol Group	70%	78%
The majority of our revenue is with the Vitol group of companies (“Vitol” or "Vitol Group"). For further details reference is made to Note 4 – Related Party Transactions.
Concentration of Credit Risk
Credit risk is the risk of financial loss to the Partnership if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial instrument and is disclosed in Note 14 - Financial Instruments and Hedging Activities.
Financial instruments that potentially subject the Partnership to concentrations of credit risk consist principally of cash and cash equivalents, derivative financial instruments, trade receivables and other receivables. Cash and cash equivalents are held on deposit with major financial institutions. Management believes that the financial institutions holding these amounts are financially sound and, accordingly, minimal credit risk exists with respect to these assets. The Partnership maintains their cash and cash equivalents at financial institutions for which the combined account balances in individual institutions may exceed the local bank deposit guarantee policies of insurance coverage and, as a result, there is a credit risk related to amounts on deposits in excess of local coverage.
Management attempts to minimize credit risk from trade receivables and other receivables by reviewing customers’ credit history before extending credit and by monitoring credit exposure on a regular basis. The allowance for doubtful accounts is established based upon factors surrounding the credit risk of specific customers, historical trends and other information. Collateral or other security is generally not required for trade receivables.

Contingencies
Certain conditions may exist as of the balance sheet date that may result in a loss to us, but which will only be resolved when one or more future events occur or fail to occur. Our management, with input from legal counsel, assesses such contingent liabilities, and such assessment inherently involves an exercise in judgment. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in proceedings, our management, with input from legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.
If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is accrued in our consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.
Loss contingencies considered to be remote are generally not disclosed unless they involve guarantees, in which case the guarantees are disclosed.

Note 4 - Related party transactions
(a) Related Parties
As of March 31, 2016, VTTI has a 51.0% total interest in the Partnership and VTTI indirectly owns 57.4% of the economic interests of VTTI Operating. As of March 31, 2016, VTTI is indirectly owned by Vitol, its affiliates and its investment partners in VIP. The Vitol Group of companies is a trading company in, amongst others, oil and oil related products, which use the storage, throughput and ancillary services from the Partnership. Prior to November 9, 2015, VTTI was a joint venture 50% owned by Vitol and 50% owned by MISC Berhad (MISC). There were no significant related party transactions with MISC during the periods presented in these financial statements.
Vitol
The revenue from Vitol is as follows:

	Three months ended March 31,
(in US$ millions)	2016	2015
Terminaling and throughput fees	50.5	51.3
Excess throughput & ancillary services	4.1	2.9
Vitol Group total	54.6	54.2
Subsidiaries of the Partnership also make purchases from Vitol group companies related to the procurement of insurance and for raw commodity materials for our own use. For the three months ended March 31, 2016 and 2015 these amounts were $1.0 million and $1.0 million respectively.
VTTI
The Partnership uses central services for information technology (“IT”) related services, health, safety and environmental (“HSE”) services, human resources (“HR”) recruitment and management development services, central management and administrative functions, and incurs various interest expense and guarantee commissions from VTTI. These costs are as follows:

	Three months ended March 31,
(in US$ millions)	2016	2015
IT and IT related services	0.7	0.6
HSE services	—	—
HR services	3.3	3.6
Interest expense	1.5	0.7
Share in governance and stewardship VTTI	1.1	1.1
Other general and administrative expenses	0.8	0.8
Total related party services	7.4	6.8

These costs are generally charged to the Partnership pursuant to the related contractual agreements (described further below) or at cost plus an agreed upon margin.
IT and IT related services relate to the use of the internally developed software to support the customer, customs, operation, accounting and cash management processes. In addition, IT related services includes fees for the development, maintenance and hosting of the VTTI corporate network and desktop environments.
HSE services relate to the advice, support and knowledge sharing activities of the central HSE department. The facilitation of Hazard and Operability Analyses (HAZOP) and safety and incident investigation are also included in these charges.

HR services relate to employment of the employees of the terminals Euro Tank Terminal B.V. (Rotterdam), Eurotank Amsterdam B.V. (Amsterdam) and ATPC Terminal N.V. (Belgium).
Interest expense relates to interest on related party debt from the Partnership to VTTI, and guarantee commissions related to the bank guarantees (if any) given to third parties by VTTI on behalf of the Partnership.
Governance and stewardship of VTTI and other general and administrative expenses include other expenses incurred by VTTI which are charged to the Partnership in accordance with the Partnership agreement as these costs are incurred on their behalf. These costs consist mainly of salary and benefits and other administrative costs.
(b) Receivable and Payables to Affiliates
The amounts receivable from affiliates as of March 31, 2016 and December 31, 2015 are as follows:

(in US$ millions)	As of March 31, 2016	As of December 31, 2015
Vitol group of companies	8.3	11.8
VTTI group of companies	8.3	4.6
Amounts receivable	16.6	16.4
The amounts payable to affiliates as of March 31, 2016 and December 31, 2015 are as follows:

(in US$ millions)	As of March 31, 2016	As of December 31, 2015
Vitol group of companies	0.4	0.1
VTTI group of companies	12.7	19.0
Amounts payable	13.1	19.1
Amounts receivable from and payable to affiliates are unsecured, and are intended to be settled in the ordinary course of business. Amounts receivable from affiliates primarily consist of fees for terminaling services agreements and payments made on behalf of affiliates. Amounts payable to affiliates primarily consist of amounts due for services provided to us including those described herein and current installments of related party loans and accrued interest.

(d) ATB Phase 2 Construction and Operations
Prior to our IPO in August 2014, our subsidiary, ATT Tanjung Bin Sdn Bhd, or ATB, began construction of the second phase of our Johore terminal (“ATB Phase 2”). In conjunction with the IPO and pursuant to the Omnibus Agreement, we agreed to transfer all assets related to the development, construction or operation of ATB Phase 2 to VTTI as promptly and as reasonably practicable after the closing of our IPO. After good faith efforts to transfer these assets, we found it reasonably impracticable to do so, and ATB will continue to own the assets.
In July 2014, VTTI granted to ATB a $95 million loan facility. ATB periodically draws on this facility to pay for costs and expenses related to ATB Phase 2. As of March 31, 2016 and December 31, 2015, $72.0 million and $75.2 million respectively is outstanding and incurs interest at a rate of LIBOR plus a margin of 3.5%. VTTI additionally agreed to indemnify ATB from all claims and losses incurred by ATB in connection with the construction of ATB Phase 2. In consideration for VTTI’s obligations under the ATB Phase 2 Facility, ATB agreed to remit to VTTI all revenue received from ATB Phase 2 in excess of the costs ATB incurs to operate ATB Phase 2. Such excess revenue will initially repay the outstanding amounts drawn on the ATB Phase 2 Facility and, upon repayment of the amounts outstanding under the facility in full, will be remitted to VTTI without restriction. ATB’s repayment obligations will commence when ATB Phase 2 is completed.

In August 2015, ATB Phase 2 initiated operations and as such began recording revenue and related expenses for the operations of the Phase 2 assets. As the Phase 2 assets are part of ATB, the associated revenues and expenses for ATB Phase 2 are included in the Partnership's consolidated statement of operations and consolidated balance sheet.

In accordance with the agreement described further above, revenue received in excess of the costs to operate ATB Phase 2 are to repay outstanding amounts drawn under the facility including interest and any excess cash at ATB related to the ATB Phase 2 assets is for the economic benefit of VTTI BV and as such is classified as restricted cash on the Partnership's consolidated balance sheet.
(e) Indemnifications and guarantees
Tax indemnifications
In conjunction with our IPO and formation transactions and pursuant to the Omnibus Agreement, VTTI has indemnified us of all tax liabilities attributable to the operation of the assets contributed to us prior to the time they were contributed.
Environmental indemnifications
In conjunction with our IPO and formation transactions and pursuant to the Omnibus Agreement, VTTI has indemnified us for all known liabilities exceeding $29.8 million in the aggregate and certain unknown liabilities arising out of any violation of environmental laws and any environmental condition or event associated with the operation of our assets and occurring at or before the closing of our IPO whether discovered before or after the closing of our IPO. Indemnification for all known environmental losses is limited to those identified within five years of the applicable completion dates of soil remediation projects at our Amsterdam and Antwerp terminals. Indemnification for all unknown environmental liabilities is limited to those identified prior to the fifth anniversary of the closing of our IPO. Liabilities resulting from a change in law after the closing of our IPO are excluded from the environmental indemnity. There is an aggregate cap of $10 million on the amount of indemnity coverage provided by VTTI for environmental and toxic tort liabilities. No such claim may be made unless the aggregate dollar amount of all claims exceeds $500,000 in which case VTTI is liable for claims only to the extent such aggregate amount exceeds $500,000.
Guarantees and New or Extended Contracts
Pursuant to the Omnibus Agreement, VTTI guaranteed the rates of certain capacity contracted by Vitol for a specified period of time after the applicable Vitol terminaling services agreement expires. If VTTI fails to reimburse the Partnership for the aggregate monthly amount that Vitol would have paid under the expiring terminaling services agreements, Vitol and MISC, jointly and severally, must reimburse the Partnership for such losses. In connection with the acquisition of MISC's 50% share of VTTI, Vitol agreed to extend or enter into new terminaling services agreements with terms expiring on or after the end of each agreement's respective guarantee period expiration date and at rates and capacity, in the aggregate, equal to or greater than the rates and capacity currently set forth in the existing Vitol terminaling services agreements. On November 9, 2015, following a determination by the Board that the guarantees by VTTI, Vitol and MISC are no longer necessary upon the effectiveness of the new Vitol terminaling services agreements, the parties to the Omnibus Agreement have amended the Omnibus Agreement to remove all provisions related to such guarantees.

The table below specifies the changes from the Omnibus Guarantee on Vitol’s existing storage capacity and the revised expiration of the contracted capacity for each respective terminal:

Terminal	Country	Omnibus Agreement Guarantee Period Expiration	New Terminaling Services Agreement Expiration	Capacity (MMBbls)
Amsterdam	Netherlands	June 2019	December 2019	2.9
Antwerp	Belgium	June 2017	December 2018	2.3
Rotterdam	Netherlands	June 2019	September 2019	5.1
Seaport Canaveral	US	June 2017	March 2019	2.8
Fujairah	UAE	June 2019	June 2019	7.4
				20.5
(f) Administrative Services and Secondment Agreement
In conjunction with our IPO in August 2014, we entered into an administrative services agreement (the “Administrative Services Agreement”) with VTTI Holdings, a wholly owned subsidiary, pursuant to which VTTI Holdings will provide certain management and administrative services to us. Pursuant to the applicable provisions of a secondment agreement (the “Secondment Agreement”) that VTTI Holdings entered into with VTTI Services, an indirect subsidiary of VTTI, VTTI Services makes its employees available to VTTI Holdings, including the executive officers of our general partner, to provide these services. The services provided under the Administrative Services Agreement are provided in a diligent manner, as we may reasonably direct. VTTI Holdings reimburses VTTI Services for the costs that it incurs in providing administration and office expenses as well as compensation and benefits to its employees made available to VTTI Holdings with a cost mark-up of 5% applied to the salaries of back-office staff, 10% applied to the salaries of executive officers and 12.5% applied to executive officer bonuses. Total amounts incurred under the secondment agreement and reimbursement of expenses to VTTI Services for the three months ended March 31, 2016 and 2015 were $0.8 million and $0.5 million respectively.
(g) MLP Loan Agreement

In July 2014, VTTI granted to the Partnership a related party loan facility of $75 million. The loan drawn on this facility may be used for general corporate and working capital purposes including financing of dropdown acquisitions from VTTI. The loan facility incurs interest on the aggregate outstanding balance of the loan at LIBOR plus a margin of 3.5% per annum. The final maturity date of the loan facility is December 31, 2020. On July 1, 2015, the Partnership borrowed $75 million under this loan facility. The proceeds of this loan were used for the purchase of an additional 6.6% economic interest in VTTI Operating from VTTI as discussed further below. See Note 10 - Long-term Debt for additional information.
(h) Acquisition of Additional Interests in VTTI Operating

On July 1, 2015, the Partnership completed the acquisition of an additional 6.6% economic interest in VTTI Operating for total consideration of $75 million from VTTI. As a result of this acquisition, the Partnership’s total economic interest in VTTI Operating increased to 42.6%. As discussed above, the Partnership used the proceeds from its existing related party loan facility for the purchase consideration.

Note 5 - Segment information
The Partnership does not present segment information as it considers its operations to occur in one reportable segment: the energy storage terminaling business. We derive our revenues and profits from five operating segments being the five geographical locations the terminals operate in. The operating segments have been aggregated into one reportable segment because they have similar long-term economic characteristics, services, operations, types and classes of customers and methods used to render their services.

Note 6 - Current assets and prepaid expenses

(a) Trade Accounts Receivable

Trade accounts receivable are presented net of allowance for doubtful accounts. The allowance for doubtful accounts was $0.0 million as of March 31, 2016 and December 31, 2015.
(b) Prepaid Expenses
The prepaid operational lease expenses relate to operational lease expenses paid in advance and are recognized using a straight line basis as lease costs in operating expenses over the period for which the prepayment was made. The contractual duration of the various leases range from 1 to 30 years.
Prepaid expenses as of March 31, 2016 and December 31, 2015 consist of the following:

(in US$ millions)	As of March 31, 2016	As of December 31, 2015
Prepaid operating lease	21.4	21.7
Other prepaid expenses	2.5	1.2
Total prepaid expenses	23.9	22.9
Of which non-current	21.4	21.7
Of which current	2.5	1.2
Total prepaid expenses	23.9	22.9
(c) Other Receivables and Current Assets
Other receivables and current assets as of March 31, 2016 and December 31, 2015 are as follows:

(in US$ millions)	As of March 31, 2016	As of December 31, 2015
VAT and other tax receivables	3.8	4.3
Inventories	4.7	4.3
Other receivables	5.7	4.1
Total other receivables and current assets	14.2	12.7

Note 7 - Property, Plant and Equipment
Property, plant and equipment as of March 31, 2016 and December 31, 2015 is as follows:

(in US$ millions)	As of March 31, 2016	As of December 31, 2015
Land and buildings	92.7	91.4
Tanks, jetties and installations	1,548.1	1,475.8
Other equipment	37.8	35.0
Construction work in progress	45.0	73.6
At cost	1,723.6	1,675.8
Less: accumulated depreciation	(479.2)	(448.6)
Total property, plant and equipment	1,244.4	1,227.2
For the three months ended March 31, 2016 and 2015, interest expenses of $0.2 million, and $1.0 million, respectively, were capitalized as part of the costs of construction work in progress.
Depreciation expense recorded on property, plant and equipment was $17.9 million and $16.2 million for the three months ended March 31, 2016 and 2015 and respectively.
The property, plant and equipment as of March 31, 2016 and December 31, 2015 specified by geographical location is as follows:

(in US$ millions)	As of March 31, 2016	As of December 31, 2015
Amsterdam, NL	215.9	203.8
Rotterdam, NL	247.9	239.7
Antwerp, BE	140.5	135.8
Europe	604.3	579.3
Florida, USA	126.6	128.2
Fujairah, UAE	167.3	169.3
Tanjung Bin, Malaysia	346.2	350.4
Outside Europe	640.1	647.9
Total	1,244.4	1,227.2

Note 8 - Intangible assets
Intangible assets consist of lease rights and relate to consideration paid to former lessees to acquire an option to a lease or to take over an existing lease contract from a third party company. Any amounts paid to the lessor are recognized as part of the lease contract upon their classification. Any amounts paid to former lessees to take over the contract are recognized as lease rights.
Capitalized lease rights, at cost as of March 31, 2016 and December 31, 2015 are as follows:

(in US$ millions)	As of March 31, 2016	As of December 31, 2015
Land lease rights	33.6	32.1
Jetty lease rights	8.3	7.9
At cost	41.9	40.0
Less: accumulated amortization	(5.3)	(4.8)
Net intangibles assets	36.6	35.2

Amortization expense was $0.3 million and $0.3 million for the three months ended March 31, 2016 and 2015 respectively.

Note 9 - Goodwill

The carrying amount of goodwill as of March 31, 2016 and December 31, 2015 is as follows:

(in US$ millions)	As of March 31, 2016	As of December 31, 2015
Historical cost price	160.1	175.3
Accumulated impairments	(49.9)	(55.7)
Opening value	110.2	119.6
Movements:
Effect of movements in exchange rates	3.7	(9.4)
Impairments	—	—
Book value at December 31	113.9	110.2
Historical cost price	166.1	160.1
Less: accumulated impairments	(52.2)	(49.9)
Ending value	113.9	110.2

The change in the carrying amount of goodwill arises from the foreign currency translation from the Euro to the U.S. dollar for the goodwill amount associated with Eurotank Amsterdam B.V.

Note 10 - Long-term debt

Long-term debt as of March 31, 2016 and December 31, 2015 comprises of the following:

(in US$ millions)	March 31, 2016			December 31, 2015
	Amount	Debt issue costs	Total	Amount	Debt issue costs	Total
VTTI Operating Revolving Credit Facility	106.2	(0.2)	106.0	104.0	(0.2)	103.8
ATB Phase 2 Related Party Facility	72.0	—	72.0	75.2	—	75.2
Related Party MLP Loan Agreement	75.0	—	75.0	75.0	—	75.0
Senior Unsecured Notes	449.9	(3.0)	446.9	441.0	(3.2)	437.8
Total debt	703.1	(3.2)	699.9	695.2	(3.4)	691.8
Less: current portion	(6.8)	—	(6.8)	(8.9)	—	(8.9)
Total long-term debt	696.3	(3.2)	693.1	686.3	(3.4)	682.9

(in US$ millions)	As of March 31, 2016	As of December 31, 2015
Long term debt, affiliates	140.2	141.3
Long-term debt third parties	552.9	541.6
Total long-term-debt	693.1	682.9
VTTI Operating Revolving Credit Facility
Prior to our IPO, VTTI Operating entered into a new €500 million revolving credit facility with a termination date of July 31, 2018 (the “VTTI Operating Revolving Credit Facility”). During the first quarter of 2015, we increased the amount available under the facility by €80 million in accordance with the terms of the facility to a total of €580 million and increased the percentage available for borrowings in US dollars to 60%. In December 2015, VTTI Operating repaid a portion of this facility in the amount of $435.4 million which consisted of €180 million and $245 million, with the proceeds from the issuance of the Senior Unsecured Notes (discussed further below). After the repayment, the total amount of the facility was €359 million. In January 2016, VTTI Operating decreased the amount available under the existing terms of the facility to €300 million. As of March 31, 2016 and December 31, 2015, $106.2 million and $104.0 million respectively was drawn down on the VTTI Operating Revolving Credit Facility.
The VTTI Operating Revolving Credit Facility contains covenants and conditions that, among other things, limit VTTI Operating’s ability to make cash distributions, incur indebtedness, create certain liens or security over its assets, make investments and enter into a merger or sale of substantially all of its assets and customary events of default under the VTTI Operating Revolving Credit Facility for a facility of this type. Financial covenants include a debt cover ratio maximum of 3.5 and an interest coverage ratio minimum of 4.0. As of March 31, 2016 we were in compliance with our covenants under this facility.
Senior Unsecured Notes
On December 15, 2015, VTTI Operating, issued the following Senior Unsecured Notes, collectively, the Senior Unsecured Notes:

•	$75 million 4.53% Series A Senior Unsecured Notes due December 15, 2022;

•	$72 million 4.87% Series B Senior Unsecured Notes due December 15, 2025;

•	$98 million 4.97% Series C Senior Unsecured Notes due December 15, 2027;

•	€50 million 2.5% Series D Senior Unsecured Notes due December 15, 2022; and

•	€130 million 2.86% Series E Senior Unsecured Notes due December 15, 2025.
The principal amounts of the Senior Unsecured Notes are due in full at maturity and interest is due semiannually on June 15th and December 15th. As of March 31, 2016 and December 31, 2015, $449.9 million and $441.0 million was outstanding, respectively. The Senior Unsecured Notes contain covenants and conditions that, among other things, limit VTTI Operating’s ability to make cash distributions, incur indebtedness, create certain liens or security over its assets, make investments and enter into a merger or sale of substantially all of its assets and customary events of default. Financial covenants include a debt cover ratio maximum of 3.5 and an interest coverage ratio minimum of 4.0. As of March 31, 2016 we were in compliance with our covenants for these Senior Unsecured Notes.
ATB Phase 2 Related Party Facility
On July 8, 2014, our subsidiary ATB, as borrower, entered into a related party facility agreement (“the ATB Phase 2 Facility”) with VTTI which provides a maximum borrowing under the facility of $95.0 million in connection with the construction of phase two of our Johore terminal. The facility limit is up to $95 million with a termination date of July 8, 2024. The facility incurs interest at LIBOR plus a margin of 3.5%. The total amount outstanding as of March 31, 2016 and December 31, 2015 was $72.0 million and $75.2 million respectively.
Related Party MLP Loan Agreement
In July 2014, VTTI granted to the Partnership a loan facility of $75 million. The loan drawn on this facility may be used for general corporate and working capital purposes including financing of dropdown acquisitions from VTTI. The loan facility incurs interest on the aggregate outstanding balance of the loan at LIBOR plus a margin of 3.5% per annum with a final maturity date of December 31, 2020. On July 1, 2015, we borrowed $75 million under this loan facility. The proceeds of this loan were used for the purchase of an additional 6.6% interest in VTTI Operating. The total amount outstanding as of March 31, 2016 and December 31, 2015 was $75.0 million.

Note 11 - Environmental provisions
The environmental provisions as of March 31, 2016 and December 31, 2015 were as follows:

(in US$ millions)	As of March 31, 2016	As of December 31, 2015
ATPC Terminal N.V. (Belgium)	5.0	4.8
Eurotank Amsterdam B.V. (The Netherlands)	15.6	15.0
Total provision	20.6	19.8

Note 12 - Income taxes
(a) Current and Deferred Tax Expense
The components of current and deferred income tax expense attributable to income for the three months ended March 31, 2016 and 2015 are as follows:

	Three months ended March 31,
(in US$ millions)	2016	2015
Current income tax	—	—
Deferred income tax	6.8	13.9
Total Income tax expense	6.8	13.9

(b) Components of Income Tax Expense
VTTI Energy Partners LP is a Marshall Islands limited partnership which is managed and controlled in the United Kingdom (UK). We are not subject to tax in the Marshall Islands and we are considered transparent for UK taxation purposes and not subject to tax in our own name in the UK, except for our UK subsidiary holding company. A reconciliation between the income tax expense resulting from applying the Marshall Islands or United Kingdom statutory income tax rate and our reported income tax expense has not been presented as it would not provide useful information to the users of our financial statements. However, our subsidiaries operate and earn income in various countries and are subject to taxation laws in those countries. Changes in levels of income, changes in tax laws, and the locations and jurisdictions of our terminals, can affect the Partnership’s overall effective taxable expense. The table below includes income tax expense by location, after applying the local applicable statutory tax rate to profit before tax before adjustments for permanent differences and other items:

	Three months ended March 31,
(in US$ millions)	2016	2015
The Netherlands	1.2	1.9
USA	1.1	0.9
Malaysia	2.0	1.3
Belgium	0.7	0.7
United Kingdom	(0.1)	(0.1)
Total expense before adjustments	4.9	4.7
Functional currency and foreign exchange differences in taxation	(0.1)	8.8
Other permanent differences and nondeductible items	2.0	0.3
Valuation allowance reversal	—	0.1
Total income tax expense	6.8	13.9
(c) Components of Deferred Tax Assets and Liabilities
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
The tax effects of temporary differences that give rise to significant amounts of the deferred tax assets and deferred tax liabilities as of March 31, 2016 and December 31, 2015 are presented below.

(in US$ millions)	As of March 31, 2016	As of December 31, 2015
Deferred tax assets:
Interest rate swaps	3.0	2.7
Pension obligation and other temporary differences	2.0	2.8
Property, plant and equipment	1.6	1.5
Tax loss carry forwards	49.8	47.9
Total deferred tax assets before netting	56.4	54.9
Netting positions	(29.5)	(26.6)
Net deferred tax assets	26.9	28.3
Deferred tax liabilities:
Property, plant and equipment	94.1	81.6
Deferred foreign exchange results	1.0	1.1
Foreign exchange forward contracts	6.0	8.5
Other temporary differences	0.2	1.2
Total deferred tax liabilities before netting	101.3	92.4
Netting positions	(29.5)	(26.6)
Net deferred tax liabilities	71.8	65.8
The net deferred tax assets and liability as of March 31, 2016 and December 31, 2015 is classified in the consolidated balance sheets as non-current.

Note 13 - Fair value measurements
Trade receivables, other current assets, accounts payable, accrued expenses, and other current liabilities are carried at cost which approximates fair value due to their short-term nature.
The following table represents the carrying amounts and estimated fair values of the Partnership’s financial instruments as of March 31, 2016 and December 31, 2015:

	As of March 31, 2016		As of December 31, 2015
(in US$ millions)	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Cash and cash equivalents	39.3	39.3	55.9	55.9
Restricted cash	1.9	1.9	3.0	3.0
Current forward foreign exchange contracts	7.5	7.5	11.0	11.0
Non-current forward foreign exchange contracts	16.3	16.3	22.9	22.9
Financial liabilities:
Current interest rate swap contracts	4.8	4.8	5.1	5.1
Non-current interest rate swap contracts	8.6	8.6	5.8	5.8
Long-term debt - variable rate	106.2	106.2	104.0	104.0
Long-term debt - fixed rate	449.9	459.4	441.0	443.1
Current installments of long-term debt, affiliates	6.8	6.8	8.9	8.9
Long-term debt, affiliates	140.2	140.2	141.3	141.3
The carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions. The carrying value of trade accounts receivable, trade accounts payable and receivables/payables to owners and affiliates approximate their fair value.
The fair values of the financial instruments shown in the above table as of March 31, 2016 and December 31, 2015 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Partnership’s own judgment about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Partnership based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, available observable and unobservable inputs.
The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•	Cash and cash equivalents: The fair value of the Company’s cash balances approximate the carrying amounts due to the current nature of the amounts.

•	Interest rate swap contracts: The fair value of the interest rate swaps was determined using a discounted cash flow model based on market-based LIBOR/EURIBOR swap yield curves.

•
Forward Foreign Exchange Contracts: The fair value of our forward foreign exchange contracts is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account interest rates and foreign exchange rates.

•	Variable rate debt: The carrying value of long-term variable rate debt is considered approximate fair value as it is floating rate debt with variable interest rates reset on a quarterly basis.

•
Fixed rate debt: The fair value is determined by discounting the expected future cash flows to the valuation date. All cash flows are discounted by the discount rate corresponding to its payment date, where the discount rates are derived from market interest rates taking into account credit risk.

The following table presents the placement in fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (including those items that are required to be measured at fair value or for which fair value is required to be disclosed) as of March 31, 2016 and December 31, 2015:

	Fair value measurement as of March 31, 2016
(in US$ millions)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets:
Cash and cash equivalents	39.3	39.3	—	—
Restricted cash	1.9	1.9	—	—
Current forward foreign exchange contracts	7.5	—	7.5	—
Non-current forward foreign exchange contracts	16.3	—	16.3	—
Financial liabilities:
Current interest rate swap contracts	4.8	—	4.8	—
Non-current interest rate swap contracts	8.6	—	8.6	—
Long-term debt - variable rate	106.2	—	106.2	—
Long-term debt - fixed rate	459.4	—	459.4	—
Long-term debt, affiliates - variable rate current and non-current	147.0	—	147.0	—

	Fair value measurement as of December 31, 2015
(in US$ millions)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets:
Cash and cash equivalents	55.9	55.9	—	—
Restricted cash	3.0	3.0	—	—
Current forward foreign exchange contracts	11.0	—	11.0	—
Non-current forward foreign exchange contracts	22.9	—	22.9	—
Financial liabilities:
Current interest rate swap contracts	5.1	—	5.1	—
Non-current interest rate swap contracts	5.8	—	5.8	—
Long-term debt - variable rate	104.0	—	104.0	—
Long-term debt - fixed rate	443.1	—	443.1	—
Long-term debt, affiliates - variable rate current and non-current	150.2	—	150.2	—

Note 14 - Financial Instruments and hedging activities
The Partnership manages various risks using derivative and non-derivative financial instruments including interest rate swaps, forward foreign currency contracts and foreign currency denominated loans to hedge net assets of foreign investments. The Partnership does not enter into derivative instruments for speculative purposes.
Interest rate risk management and interest rate swap agreements
The Partnership assesses interest rate risk by monitoring changes in interest rate exposures that may adversely impact expected future cash flows. The Partnership has historically used variable interest rate long-term debt to finance its terminal construction or conversions. The variable interest rate long-term debt obligations expose the Partnership to variability in interest payments due to changes in interest rates. The Partnership believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, the Partnership entered into LIBOR and EURIBOR based interest rate swap contracts to manage the significant fluctuations in cash flow resulting from changes in the benchmark interest rate. These swaps change the variable rate cash flow exposure on the debt obligations to fixed cash flows. Under the terms of the interest rate swaps, the Partnership received LIBOR and EURIBOR based variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed rate debt for the notional amount of its debt hedged. The Partnership also entered into additional interest rate swaps whereby the Partnership has swapped variable rate payments to receive a fixed rate of interest.

The Partnership does not apply hedge accounting for its interest rate swap agreements and therefore the change in fair value of these agreements is recognized in the consolidated statement of operations as a component of other income/(expense).
Information regarding our interest rate swaps from floating to fixed payments at March 31, 2016 and December 31, 2015 is as follows:

				Notional debt amount (millions)
	Currency	Floating rate	Pay fixed rate	As of March 31, 2016	As of December 31, 2015
Interest rate swap 1	EUR	EURIBOR 3M	1.671%	167.0	178.3
Interest rate swap 2	EUR	EURIBOR 3M	1.880%	10.0	10.0
Interest rate swap 3	USD	US-LIBOR 3M	1.627%	225.0	225.0
Interest rate swap 4	EUR	EURIBOR 3M	0.665%	1.5	1.5

Information regarding our interest rate swaps from paying floating to receiving fixed at March 31, 2016 and December 31, 2015 is as follows:

				Notional debt amount (millions)
	Currency	Floating rate	Receive fixed rate	March 31, 2016	December 31, 2015
Interest rate swap 5	USD	US-LIBOR 3M	0.752%	170.0	—
Interest rate swap 6	EUR	EURIBOR 3M	0.049%	145.0	—

A split between the total current and total non-current liability is provided below:

(in US$ millions)	As of March 31, 2016	As of December 31, 2015
Interest rate swaps – Short term portion	4.8	5.1
Interest rate swaps – Long term portion	8.6	5.8
Total interest rate swap liability	13.4	10.9

As of March 31, 2016 and December 31, 2015, the total net notional amount in US Dollars of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding debt obligations was $93.1 million and $431.6 million respectively. As of March 31, 2016 and December 31, 2015, the carrying amounts of the interest rate swaps contracts were liabilities of $13.4 million and $10.9 million, respectively. The maturity dates of the interest rate swaps correlate with the underlying maturity terms of the VTTI Operating Revolving Credit Facility. The total realized and unrealized loss that was recognized in the consolidated statement of operations for the three months ended March 31, 2016 and 2015 was $3.3 million and $1.2 million respectively.
Foreign exchange risk management and forward foreign exchange contracts
The Partnership and a number of its subsidiaries use the U.S. dollar as their functional currency, additionally the Partnership’s reporting currency is also U.S. dollars. However, the Partnership does earn revenue and incur expenses in other currencies, primarily, the Euro, and there is thus a risk that currency fluctuations in the Euro against the US Dollar, could have an adverse effect on our results and cash flows.
The Partnership uses forward foreign exchange contracts to manage its exposure to foreign currency fluctuations and risk and to provide a level of certainty on its estimated net Euro cash flows in US Dollars. Such derivative contracts do not qualify for hedge accounting treatment and are recognized in the consolidated balance sheet based on the estimated fair value at the balance sheet date. As of March 31, 2016 and December 31, 2015, the Partnership had forward foreign exchange contracts with a total notional amount of €174.5 million and €154.6 million respectively. Details regarding our forward foreign exchange contracts is provided below:

	As of March 31, 2016
(in EUR millions)	Currency	Notional amounts	US$ Receiving rates	Maturity range
Forward foreign exchange rate contracts	EUR	87.4	1.2843%-1.3170%	2016 - 2020
Forward foreign exchange rate contracts	EUR	48.1	1.3374%	2016 - 2019
Forward foreign exchange rate contracts	EUR	39.0	1.3414%	2016 - 2019
Total		174.5

	As of December 31, 2015
(in EUR millions)	Currency	Notional amounts	US$ Receiving rates	Maturity range
Forward foreign exchange rate contracts	EUR	61.2	1.3548%	2016 - 2019
Forward foreign exchange rate contracts	EUR	51.4	1.3374%	2016 - 2019
Forward foreign exchange rate contracts	EUR	42.0	1.3414%	2016 - 2019
Total		154.6

The total realized and unrealized (losses)/gains recognized in the consolidated statement of operations relating to forward foreign exchange rate contracts for the three months ended March 31, 2016 and 2015 amounted to $(7.6) million and $24.8 million respectively.
A split between the current and non-current asset provided below:

(in US$ millions)	As of March 31, 2016	As of December 31, 2015
Foreign exchange rate forwards – Short term portion	7.5	11.0
Foreign exchange rate forwards – Long term portion	16.3	22.9
Total forward exchange rate forward asset	23.8	33.9

Hedge of net investment in subsidiary
VTTI Operating manages a portion of its Euro currency exposure in its investment in the net assets of VTTI Operating, through Euro denominated loans that VTTI Operating enters into. Certain gains and losses resulting from foreign currency in VTTI Operating’s net investments in its subsidiaries are offset by gains and losses in the Euro denominated loans. The carrying value of the Euro denominated loans is €225 million. VTTI Operating uses non-derivative financial instruments to hedge this exposure and measures the ineffectiveness of such hedges based on the change in spot foreign exchange rates. For the three months ended March 31, 2016 and 2015 we recognized $(11.2) million and $29.4 million respectively in other comprehensive income for the effective portion of the net investment hedge.
Credit risk and market risk for derivative financial instruments
By using derivative financial instruments the Partnership exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Partnership, which creates credit risk for the Partnership. When the fair value of a derivative contract is negative, the Partnership owes the counterparty and, therefore, the Partnership is not exposed to the counterparty’s credit risk in those circumstances. The Partnership minimizes counterparty credit risk in derivative instruments by entering into transactions with major banking and financial institutions. The derivative instruments entered into by the Partnership do not contain credit risk-related contingent features. Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates or currency exchange rates. The market risk associated with interest rate contracts and forward foreign exchange contracts are managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken for type of contract.

Note 15 - Other liabilities and accrued expenses
The other liabilities and accrued expenses as of March 31, 2016 and December 31, 2015 are as follows:

(in US$ millions)	As of March 31, 2016	As of December 31, 2015
VAT, wage tax, and other taxes	3.6	2.8
Other payables	10.8	13.7
Deferred income	1.6	1.7
Accrued charges -personnel	3.2	5.3
Accrued charges -construction work in progress	3.6	5.2
Accrued charges -general and administrative expenses	4.4	4.6
Total other liabilities and accrued expenses	27.2	33.3

Note 16 - Commitments and contingencies
(a) Claims and legal proceedings
The Dutch Fiscale Inlichtingen- en Opsporingsdienst / Economische Controledienst (“FIOD”) and the public prosecutor started an investigation in 2006 into Eurotank Amsterdam B.V. for a possible violation of the Excise Duty Act (Wet op de accijns), the customs Act (Douanewet) and the State Taxes Act (Algemene wet inzake rijksbelastingen), (collectively, “the FIOD Investigation”) in the years prior to 2006. Following this investigation, Eurotank Amsterdam B.V. started litigation proceedings against certain former employees in connection with an alleged scheme to embezzle money from Eurotank Amsterdam B.V. (the “embezzlement claims”). In connection with the sale of the shares of Eurotank Amsterdam B.V., the former shareholder (Dagenstaed Investments B.V.) and its ultimate parent (WorldPoint Terminals Inc.) agreed to fully indemnify Eurotank Amsterdam B.V. on a joint and several basis for claims that might arise against it from the FIOD investigation and the embezzlement claims.
In the financial statements an amount of $0.5 million has been included under current liabilities for potential claims resulting from the FIOD investigation. Because Eurotank Amsterdam B.V. will be indemnified for such claims, and such amounts are determined to be probable of recovery, a receivable for the same amount is recorded under other receivables.
In the opinion of management there are no other significant legal proceedings currently underway resulting in possible material claims or contingent assets/liabilities.
(b) Rental obligations and operational lease commitments
As of March 31, 2016 the Partnership has future minimum non-cancellable land and operational lease commitments as follows:

(in US$ millions)
2016	15.3
2017	10.9
2018	11.3
2019	11.4
2020	11.4
Thereafter	90.1
Total	150.4
During the three months ended March 31, 2016 and 2015, $3.3 million and $3.0 million of rental and other operational lease expenses were recognized in the consolidated statements of operations.
(c) Bank guarantees and letters of credit
As of March 31, 2016 and December 31, 2015, the Partnership had issued bank guarantees in respect of the custom duties and taxes for a total amount of $32.1 million and $30.7 million respectively.

(d) Capital Commitments
The Partnership had capital commitments and other contractual commitments (mainly related to construction work in progress) as follows:

(in US$ millions)	As of March 31, 2016
2016	13.3
2017	0.3
2018	0.1
Thereafter	—
Total	13.7
(e) Demurrage and other claims
From time to time, the Partnership may become a party to certain claims or legal complaints arising in the ordinary course of business, such as demurrage claims. In the opinion of management, the ultimate resolution of the potential or existing claims and complaints will not have a material adverse effect on our financial position, statements of income or cash flows.
Our liquid storage and transport systems may experience damage as a result of an accident, natural disaster or terrorist activity. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations. We maintain insurance of various types that we consider adequate to cover our operations and properties. The insurance covers our assets in amounts considered reasonable. The insurance policies are subject to deductibles that we consider reasonable and not excessive. Our insurance does not cover every potential risk associated with operating our facilities, including the potential loss of significant revenues.
The occurrence of a significant event not fully insured, indemnified or reserved against, or the failure of a party to meet its indemnification obligations, could materially and adversely affect our operations and financial condition.

Note 17 - Revenue by service and geographical location
Revenue by service and geographical region for the three months ended March 31, 2016 and 2015 were as follows:
(a) Revenue by Service
The revenue of the Partnership by type of service is as follows:

	Three months ended March 31,
(in US$ millions)	2016	2015
Storage throughput fees	70.7	65.1
Excess throughput and ancillary fees	6.8	4.2
Total revenue	77.5	69.3
(b) Revenue by geographical location:
The revenue of the Partnership by country is as follows:

	Three months ended March 31,
(in US$ millions)	2016	2015
Belgium	8.2	7.9
Malaysia	17.3	13.0
Netherlands	29.2	27.4
United Arab Emirates	15.5	14.4
Unites States of America	7.3	6.7
Total	77.5	69.3

Note 18 - Earnings per unit and cash distributions
The calculation of basic and diluted earnings per unit is presented below:

	Three months ended March 31,
(in US$ in thousands, except per unit data)	2016	2015
Net income attributable to the members of VTTI Energy Partners LP	5.9	2.4
Less: Distributable paid (1)	(12.8)	(11.2)
Under (over) distributed earnings	(6.9)	(8.8)
Under (over) distributed earnings attributable to:
Common unitholders	(3.4)	(4.3)
subordinated unitholders	(3.4)	(4.3)
General partner	(0.1)	(0.2)
Weighted average units outstanding (basic and diluted) (in thousands):
Common unitholders	20,125	20,125
subordinated unitholders	20,125	20,125
General partner	821	821
Earnings per unit:
Common unitholders	$0.1437	$0.0584
subordinated unitholders	$0.1437	$0.0584
General partner	$0.1437	$0.0584
Cash distributions declared and paid in the period per unit (2)
Common unitholders	$0.3015	$0.2625
subordinated unitholders	$0.3015	$0.2625
General partner	$0.3015	$0.2625
Subsequent event: cash distributions declared and paid per unit relating to the period (3)
Common unitholders	$0.3109	$0.2719
subordinated unitholders	$0.3109	$0.2719
General partner	$0.3109	$0.2719

(1)	This refers to distributions made or to be made in relation to the period irrespective of the declaration and payment dates and based on the numbers of units outstanding at the record date.

(2)	Refers to cash distribution declared and paid during the period.

(3)	Refers to cash distribution declared and paid subsequent to the period end.
Earnings per unit is calculated as described in Note 24 to the Partnership's Consolidated and Combined Carve-Out Financial Statements for the year ended December 31, 2015 included in the Partnership's Form 20-F filed with the SEC.

Note 19 - Subsequent events
On April 26, 2016, the Partnership declared a distribution for the first quarter of 2016 of $0.31085 per unit. The cash distribution was paid on May 13, 2016 to unitholders of record as of May 9, 2016.

On May 2, 2016, the Partnership issued 220,500 common units to Stichting Administratiekantoor VTTI, (the "Foundation"), a foundation established to hold in trust, depositary receipts and distribution equivalent rights for participants of the Partnership's long term incentive plan and to administer certain activities of the long term incentive plan. Additionally on May 4, 2016, in conjunction with the issuance of units to the Foundation, our general partner, VTTI Energy Partners GP LLC, purchased 4,500 units for cash consideration of approximately $0.1 million to maintain its 2% general partner interest in the Partnership.

In May 2016, pursuant to the Partnership's long term incentive plan, 63,000 restricted depositary receipts and an aggregate target number of approximately 79,000 performance depositary receipts were granted to participants in the long term incentive plan.

In June 2016, we entered into a series of foreign exchange derivative contracts with respect to our Malaysian Ringgit denominated costs incurred at our Malaysian terminal with a US dollar notional amount of $35.1 million at MYR/USD receiving rates in the range of 3.9300 and 3.9338. These contracts are designed to hedge the foreign exchange risk in U.S. Dollar terms for the majority of our local currency costs through to December 2020, consistent with the tenor of our existing Euro/U.S. Dollar cashflow hedge.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VTTI ENERGY PARTNERS LP By: VTTI Energy Partners GP LLC, its general partner

Date: August 8, 2016	By:	/s/ Robert Nijst
Name: Robert Nijst
Title: Chief Executive Officer